FRANKLIN OGELE, P.A.

Attorney at Law

One Gateway Center, 26th FL

Newark, NJ 07102

www.ogelelaw.com

www.takeyourcompanypublic.net

Email: fogele@msn.com

Office: (973) 277 4239	Bar Admissions:
Fax: (862) 772 3985	New York and New Jersey

July 30, 2022

Mr. Ken Schuler

United States Securities

and Exchange Commission

Washington, DC 20549

Re:  Wall Street Acquisitions, Corp

Form 10-K for the Fiscal Year Ended December 31, 2021 Filed May 5, 2022

File No. 000-55755

Dear Mr. Schuler:

This letter is in response to the Staff letter of July 25, 2022 regarding the Form 10-K for period ended December 31, 2021 filed on May 5, 2022. Wall Street Acquisitions, Corp, hereinafter, “Registrant” hereby responds as follows: The paragraphs in italics are from the Staff letter.

Staff Comment #1

Form 10 - K

Corporate History and Background, page 4

1.	You describe your company as a development stage company which is a phrase commonly used in financial statements in other industries. For the mining industry, a development stage company is engaged in the preparation of mineral reserves for extraction. Please modify your disclosure to state your company is in the exploration stage throughout your filing. Refer to the definitions at Item 1300 of Regulation S-K.

Response to Staff Comment #1

Registrant has amended the Form 10-K to describe the company as “exploration stage” company as opposed to development stage.

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Staff Comment #2

Mine 1 - Yellow Aster, page 13

2.	We note your inclusion of indicated/unproven/estimated gross gold resources in this section and elsewhere in your filing. Please revise your resource terminology here and elsewhere in your filing. In addition, please submit the initial assessment that establishes your resources and reasonable prospects of economic extraction or remove your resource disclosure from the filing. Refer to Item 1300 and Item 1302(d)(1) of Regulation S-K.

Response to Staff Comment #2

The words “indicated/unproven/estimated gold reserves” have been replaced with Probable Gross Gold Reserves beginning on page 14 and throughout the Form 10-K. In addition, the National Reserve Estimate N.1.43-101 being the initial assessment that establish the Company’s resource and reasonable prospects of economic extraction is provided herein as Appendix A1.

Staff Comment #3

Property Description and Ownership, page 13

3.	We note your statement your mining claim in Nye County, but your BLM Nevada mining claim data display locates your claim in Esmeralda County. Please revise your disclosure to reflect the accurate location of your mining claim.

Response to Staff Comment #3.

Yellow Aster claim is indeed in Nye County; the Form 10-K page 14 has been revised to reflect the correct County, i.e., Nye County as follows:

The general course of this claim is North and South, and it is situated in the NE Quarter of Section 28, Township 3N, Range 42E, Mount Diablo Meridian, Nye County, Nevada. This claim is 600 feet in width and 1,500 feet in length. This claim runs from the location monument on which this location notice is posted approximately 1,200 feet in a Northerly direction to the North end line and approximately 300 feet in a Southerly direction to the South end line. This claim is marked by four (4) monuments, one at each corner of the claim. Additionally, there are two (2) end-line markers on each side of the center of the claim. All markers are 4” x 4” wooden posts that are buried 1.5’ in the ground and protrude 4.5’ above the ground embossed with the name of the claim and its location in relation to the claim.

The location monument on which this notice is posted is situated within Section 28, Township 3N, Range 42E, Mount Diablo Meridian, Nye County Nevada and this claim encompasses portions of the following quarter section (s), Township (s), and Range (s); NE 1/4 of NE 1/4, and SE 1/4 of NE 1/4 Section 28, T3N, R42E, Mount Diablo Meridian, Nye County Nevada. The locality of this claim with reference to some natural object or permanent monument and additional information (if any) concerning its locality are as follows: NE corner of this claim is 300 Feet West and 55 Feet South of the NE corner of Section 28, T3N, R42E, thence heads due South for 1,500 feet to the SE corner of this claim, thence due West for 600 feet to the SW corner of this claim, thence due North for 1,500 feet to the NW corner of this claim, thence due East 600 feet to the place of beginning, the NE corner.

1 Appendix A will be provided via another mode. It is too large to send via Edgar.

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WSA Gold & Minerals, Inc. acquired a 100% undivided, transferable interest in Serial No. NMC1186294 in the NE Quarter of Section 28, Township 3N, Range 42E, Mount Diablo Meridian, Nye County, Nevada from Gateway Gold & Minerals, Inc.

Serial Number	Lead Serial Number	Claim Name	County	Disposition	Case Type	Last Assessment	Location Date	Meridian Township Range Section	Subdivision
NMC1186294	NMC1186292	YELLOW ASTER MINE	NYE	ACTIVE	LODE	2020	01/03/2019	21 0030N 0420E 028	NE

Yellow Aster Mine

●	Location and Access

The property is almost entirely within the boundaries of the municipality of Tonopah Nevada. The property is readily accessible via Highway 95 from Las Vegas to the South or Hwy’s 95/6 from the North/West from Northern Nevada/Reno or Bishop California, and from Highway 6 from the east which intersects highway 95 in the heart of Tonopah. This mine can be accessed by dirt roads using an ATV (all-terrain vehicle) or four-wheel drive vehicle and a GPS, main dirt roads leading through the mining district are maintained, but two track roads to the individual mines are often difficult to traverse. Caution is mandatory within the entire valley as it is dotted with abandoned mines – some of them are easy to see from a distance, and other are impossible to see until you are right on top of them. 20% of them are roped or fenced off – the rest do not have safety barriers and one should be extremely careful in entering them. Being situated in the high desert there are limited water sources in the area throughout 10 months out of the year.

Staff Comment 4

Property Description and Ownership, page 14

4.               We note you are subject to permitting requirements of the Bureau of Land Management. Please revise your disclosure to provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of your exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(viii), (ix) and (xi) of Regulation S-K.

Response to Staff Comment No. 4

The following disclosure under “Permitting Requirements” has been provided throughout the Amended Form 10-k for each mine. The specific permits are provided herein as Appendix B. Disclosures pursuant to 101(h)(4)(viii), (ix) and (xi) of Regulation S-K are provided in the Permitting requirements disclosure.

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●	Permits & Government Regulations

This mine is subject to permitting before boreholes can be drilled for exploration purposes. Based on BLM regulations if the disturbance is less than 5 acres on the claim, a right to explore notice can be obtained within 2 weeks in accordance with the code of federal regulations 43 CFR 3809.301. An assurance bond in the form of a cash will need to be filed with the state for reclamation purposes. After boreholes are plugged and surface is reclaimed with a self-sustaining plant community then the bond can be released, and another 5 acres of disturbance can be utilized in the same manner. Bonds will range from $2,000 and $30,000 depending on the vegetation present. If more than 5 acres are disturbed, then it is a 2-year process with environmental studies that will be required before exploratory drilling can occur. Environmental studies can range from $20,000 and $200,000. This will be required when we move to the implementation phase.

Staff Comment No. 5

Exploration Plans, page 16

5	It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points:

●	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

●	Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

●	If there is a phased program planned, briefly outline all phases.

●	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

●	Disclose how the exploration program will be funded.

●	Identify who will be conducting any proposed exploration work and discuss their qualifications.

Response to Staff Comment No. 5

The following disclosure has been provided on page 12 Amended Form 10-K under “Exploration Plans Applicable to All Our Mines”

“Exploration Plans Applicable to All Our Mines”

The Company’s project is broken down into 4 phases: Planning, implementation, production, and closure. The Company is currently in the planning phase where conceptual studies have been conducted and pre-feasibility studies are underway. Currently the Company has topographic maps, preliminary maps displaying claim boundaries, purchased claims, conducted site visits, and started geologic studies by conducting surface samples and mapping of major structures along with surface deposits of 23 minerals. Research and press releases by offset mines and historical geological findings have been reviewed and incorporated into the decision making. The next step will be a feasibility study where more field data will be collected, analyzed, and used to move to the next phase of the project. Design a safe, environmentally sound, and economically viable plan for the extraction of minerals.

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The Implementation phase will take all previously assembled data and finalize all previous plans before construction begins. Equipment will be purchased, and processing plant will be built and tested. During the Production phase ore will be processed commercially. Staff will be ramped up and improvements will be made to the process as data is collected. During the closure phase all environmental concerns will be addressed before abandonment.

Initial plans include drilling a minimum of 8 bore holes to collect core samples to a depth of 400’. The projected timeline will be 12 months from initial funding to allow for permitting, construction of drill pads and the drilling of core. Analysis of samples will take an additional 3 months and will be conducted by multiple groups. Just Refiners Inc will analyze core samples and develop an efficient and economic system for mineral extraction. Just Refiners (USA) Inc was incorporated in 1993. Just Refiners is situated in Sparks, Nevada and is currently expanding into processing spent carbon in house. The main core of Just Refiners is to provide a service to the mining industry by receiving, preparing, sampling, and processing their by-product materials. CJHx4 Consulting will have geologist oversee coring program and log core. CJHx4 Consulting was established in 2014 and has assisted clients in both mining and hydrocarbon exploration. Two independent assay labs will be used to compare core samples. Drilling will be conducted by Boart Longyear with over 130 years in the drilling industry. The coring project is budgeted at $2.5M and will include all 10 claims in the Tonopah, NV mining district.

After completion of the coring project, an additional 2 years will be spent updating geologic database, improving geologic models, and collecting geotechnical data from core samples for use in mine design. Environmental Studies and permitting will take 24 months with an expected costs of $200,000. Additional resources will be used for equipment planning and optimization. A centralized facility would be optimal due to close proximity of claims. Geologic work will be carried out by CJHx4 Consulting, other work will be carried out by various engineering firms on an as needed basis. Estimated budget is $1,800,000. The exploration will be funded from the proceeds of 3,000,000 shares of common stock offering which Form S-1 registration is currently pending before the SEC.

Once all feasibility studies have been completed, the Company will move to the implementation phase and work on final mine design and begin construction. The timeline and budget of this will depend on results from the feasibility studies conducted in the planning phase and exploratory drilling. Due to the size, cost of processing equipment and layout the cost are expected to be high. Lastly the mines will move into the production phase and start operations.

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Staff Comment No. 6

Sampling and Analysis, page 17

6	We note you have used a Niton XL3T 980 GOLDD+ XRF device, Serial #55948 to determine the minerals present and estimate your assay values. Please discuss in detail your sampling procedures and the equipment operator’s experience/certifications. In addition, please discuss your QA/QC procedures in regards to equipment calibration, blank/control samples, and contamination control/prevention. Please comment on the reliability and accuracy of this device’s results when compared to a traditional assay laboratory results and discuss industry standards for incorporating this information into resource/reserve estimates.

Response to Staff Comment No. 6.

The following disclosure has been provided on page 13 of Amended Form 10-K under “Sampling Procedures Applicable to All Our Mines”

“Sampling Procedures Applicable to All Our Mines”

Samples were analyzed using a Niton XL3T 980 GOLDD+ XRF, Serial #55948 that was calibrated by Thermo Scientific on April 5, 2019. Samples were taken on 100 ft grid spacing vs 100M used in conventional Greenfields Exploration technics over the entire surface where safe to do so for each of the claims. At the start of each day and periods where the gun was off for more than 30 minutes the XRF was recalibrated using self-calibration then checked against a check sample with 1.25 Cr and .5 Mo. Additional calibrations were performed periodically throughout the day as altitude varied more than 1,000’ and/or temperatures changed more than 20 degrees Fahrenheit using a check sample with 1.25 Cr and .5 Mo. The XRF was primarily used by a technical staff with prior XRF field experience. Sample collection was conducted with direct supervision by Mr. Corey Holton who has over 12 years working with both fixed and handheld XRF machines within the lab and field environments. Mr. Holton worked on the RUFF database from 2009-2010 in its infancy analyzing thousands of mineral compositions by XRF and XRD in a lab setting building a Spectro database. Samples were prepared in the following manner for rock faces of outcrops fresh surfaces were exposed using a rock hammer and the XRF was placed perpendicular to the face and a minimum of 30 seconds of data collection were taken to increase the accuracy of the readings. For areas where only quaternary alluvium was present holes were dug at a minimum depth of 6 inches below the surface to eliminate windblown deposits and uv altered samples. Sample materials were gathered pulverized and sampled for a minimum of 30 seconds. If any single sample was significantly different than surrounding data multiple samples were taken and averaged for the given sample location. If a sample was an extreme outlier or determined to be a false reading it was removed from the analysis.

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The XRF and tools were cleaned using alcohol pads between each sample location to minimize contamination between samples. Spectrographs were created for each sample and are included in Appendix C of the NI 43-101 Technical Report. XRF sampling is often used in exploration and is rapid compared to assay with a maximum error of 20%, although calibration and longer analysis times have proven to be 98% accurate as compared to assay analysis. All gross numbers presented in the NI 43-101 Technical Report were further reduced by 25% from original sample values. The XRF has been used in labs and the field for more than two decades and has shown that if used properly can have highly accurate results. Cross contamination has been shown to occur in both traditional assay and XRF therefore proper cleaning and preparation of each sample is critical. Mineral Resource and Ore Reserve Estimation – The AusIMM Guide to Good Practice (2nd Ed) speaks to the reliability and validity of portable X-ray fluorescence spectrometry data. During the past 10 years the sample databases for XRF have improved resulting in a greater acceptance of XRF data for reserve studies.

Data came from two separate programs and were manually merged into a database using Microsoft Excel. The data was then scrutinized to remove any obvious errors, whether it was sample exposure time, or erroneous readings. This data was then manually brought into mapping software and double verified data to ensure there were no errors while migrating data. With approximately 100 ft grid spacing between sample points, it was determined that mapping using least squares algorithm produced the best fit maps for the collected data. Grid flexing was enabled to model data beyond the data points to extend past the mine; although this adds some ambiguity to the edge data it produced much cleaner maps. All data points were created using GIS data collected from the Garmin E-trex 30x coupled with ppm reading recorded from the Niton GOLDD XRF. Surface outcrops were also mapped by hand to help understand subsurface geology. The output maps with their full analysis are shown in the following section.

Staff Comment No. 7

1.	We note your disclosure of sample ranges in this section and elsewhere in your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

●	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

●	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

●	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

●	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

●	Eliminate statements containing grade and/or sample-width ranges.

●	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

●	Generally, use tables to improve readability of sample and drilling data.

●	Soil samples may be disclosed as a weighted average value over an area.

●	Refrain from reporting single soil sample values.

●	Convert all ppb quantities to ppm quantities for disclosure.

Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

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Response to Comment No. 7.

The table with averages for all samples conducted at each claim in ppm for each mineral present is provided for each claim in the Amended Form 10-K. The example of Yellow Aster is provided below.

Yellow Aster
XRF Survey Averaged Data Results
Gold	37.07	PPM
Titanium	514.50	PPM
Manganese	264.82	PPM
Iron	19,228.71	PPM
Arsenic	17.43	PPM
Rubidium	84.20	PPM
Strontium	317.28	PPM
Zirconium	161.58	PPM
Niobium	12.93	PPM
Hafnium	-	PPM
Tungsten	-	PPM
Bismuth	-	PPM

Staff Comment No. 8

Location and Access, page 22

8	We note your statement the Fat Mules Flats property is almost entirely within the boundaries of the municipality of Tonopah, Nevada in this section and for some of your other claims elsewhere in your filing. Please describe your specific property’s location and remove any generic descriptions or locations that are not applicable.

Response to Staff Comment No. 8

The Form 10-K has been amended to show the proper location of each mine; generic descriptions and inapplicable locations have been removed throughout the Amended Form 10-K.

Staff Comment No. 9:

Property Description and Ownership, page 56

9	The Google Earth map for the Fortuna claim on page 58 is located in Mineral County and is not located alongside of the Eclipse Claim in Esmeralda County as indicated by your preceding topographical map on page 57. Please correct your maps and indicate a single location for your Fortuna mining claim.

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XRF Survey, page 60

10	We note the XRF measurements for the Eclipse and Fortuna claims are identical. Please review and correct the XRF measurement information for your claims.

Response to Staff Comment No. 9:

The Fortuna claim is located in Esmeralda County. The exact locational description is provided on page 63 of the Amended Form 10K as follows:

The FORTUNA MINE lode mining claim, NMC1190597. The general course of this claim is North and South, and it is situated in the NW Quarter of Section 11, Township 1N, Range 40E, Mount Diablo Meridian, Esmeralda County, Nevada. This claim is 600 feet wide and 1,500 feet high. This claim runs from the location monument on which this location notice is posted approximately 1,200 feet in a Northerly direction to the North end line and approximately 300 feet in a Southerly direction to the South end line. This claim is marked by four (4) monuments, one at each corner of the claim. Additionally, there are two (2) end-line markers on each side of the center of the claim. All markers are 4” x 4” posts that are buried 1.5’ in the ground and protrude 4.5’ above the ground embossed with the name of the claim and its location in relation to the claim. The location monument on which this notice is posted is situated within Section 11, Township 1N, Range 40E, Mount Diablo Meridian, Esmeralda County Nevada and this claim encompasses portions of the following quarter section (s), Township (s), and Range (s); NW 1/4 of NW 1/4 and SW 1/4 of NW 1/4 Section 11, T1N, R40E, Mount Diablo Meridian, Esmeralda County Nevada. The locality of this claim with reference to some natural object or permanent monument and additional information (if any) concerning its locality are as follows: NW corner of this claim is located 1,150 Feet South and 570 Feet East from the NW corner of Section 11, T1N, R40E. Beginning at the NW corner of this claim thence 1,500 feet due south to the SW corner of this claim, thence due east 600 feet to the SE corner of this claim, thence due north 1,500 feet to the NE corner of this claim, thence due west 600 feet back to the place of beginning, the NW corner.

However, the Eclipse and Fortuna claims are identical and are described on Amended Form 10K, page 63 as follows:

The mines are in very rugged territory and share a common lease line. Due to limited access to collect samples and computer modeling it was determined that combining the claims was the most logical way to analyze them, also the claims will be combined during operations. This is fully disclosed in the disclosures for both the Fortuna and Eclipse mines under XRF survey as follows.

“The analysis of the XRF measurements of Fortuna & Eclipse Mines are combined and showed that the elements promising for economic benefiting are Gold, Titanium, Manganese, Iron, Arsenic, Rubidium, Strontium, Zirconium, Niobium, Hafnium, Tungsten, and Bismuth. These mines are adjacent to one another and were combined during mapping and analysis. The terrain was extreme and difficult to traverse. Limited samples were taken on slopes greater than 30% due to safety concerns. All visible pits, shafts and ridges were sampled, refer to Ni 43-101 Technical Report for further details. Due to limited samples many of the values were extrapolated from inputs into mapping software and thus should be considered when reviewing.

Staff Comment No. 11:

Management’s Annual Report on Internal Control Over Financial Reporting, page 102

11	We note you do not include Management’s Annual Report on Internal Control over Financial Reporting. Since this is beyond your second annual report on Form 10-K, Instruction 1 to Item 308 of Regulation S-K requires you to provide such a report. Please amend your Form 10-K to provide management’s report pursuant to Item 308(a) of Regulation S-K or explain why you do not believe a report is required.

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Response to Staff Comment No. 11:

The Amended Form 10-K provides the Management’s Annual Report on Internal Control over Financial Reporting on pages 103 thru 104 as follows:

CONTROL AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial and accounting officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(e) of the Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon, and as of the date of this evaluation, our Chief Executive Officer and Chief Financial Officer determined that, because of the material weakness described below, our disclosure controls and procedures were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting refers to the process designed by, or under the supervision of, our principal executive officer and principal financial and accounting officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, and includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this evaluation, management used the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our evaluation, we determined that, as of December 31, 2021, our internal control over financial reporting was not effective due to the following material weakness:

●	We do not have sufficient and skilled accounting personnel with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States commensurate with our financial reporting requirements. To mitigate the current limited resources and limited employees, we rely heavily on the use of external legal and accounting professionals.

In order to cure the foregoing material weakness, we have taken or plan to take the following remediation measures

●	We intend to hire additional personnel with technical accounting expertise to further support our current accounting personnel. As necessary, we will continue to engage consultants or outside accounting firms in order to ensure proper accounting for our consolidated financial statements.

We intend to complete the remediation of the material weakness discussed above as soon as practicable, but we can give no assurance that we will be able to do so. Designing and implementing an effective disclosure controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. The remedial measures that we have taken and intend to take may not fully address the material weakness that we have identified, and material weaknesses in our disclosure controls and procedures may be identified in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Controls over Financial Reporting

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

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There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Very truly yours,

/s/ Franklin Ogele
Franklin Ogele, Esq.
Counsel for the Registrant.

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